UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36306
CUSIP NUMBER 269796108

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Eagle Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

50 Tice Boulevard, Suite 315
Address of Principal Executive Office (Street and Number)

Woodcliff Lake, NJ 07677
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 2024 Form 10-Q”). The Company is unable to file the Q3 2024 Form 10-Q within the prescribed time period without unreasonable effort or expense primarily due to the circumstances described below.

As previously disclosed, the Company intends to restate its audited financial statements for the fiscal year ended December 31, 2022, and unaudited financial statements for the quarters ended June 30, 2022, September 30, 2022, March 31, 2023 and June 30, 2023, the review and preparation of which are currently ongoing. In addition, the Company’s review and preparation of its financial statements for the quarter ended September 30, 2023, the year ended December 31, 2023, the quarter ended March 31, 2024 and the quarter ended June 30, 2024 remain ongoing. Due to the time and effort devoted to these matters, the Company is also delayed in its reporting and review process for the quarter ended September 30, 2024. Accordingly, the Company does not expect to complete the preparation and filing of the Q3 2024 Form 10-Q by the prescribed due date or within the extended time period permitted by Rule 12b-25. At this time, the Company has not fully completed its review, and the evaluation of financial statement impacts is ongoing and subject to change.

As a result of the matters described above, the Company expects to conclude and report that one or more material weaknesses related to the foregoing matters existed in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective for each of the fiscal periods referenced above. The Company is continuing to evaluate its internal control over financial reporting and its remediation plan with respect thereto. There can be no assurance that the Company will be able to prepare and file the anticipated financial information and related reports.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Graves	201	326-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the period ended December 31, 2023 and Quarterly Reports on Form 10-Q for periods ended September 30, 2023, March 31, 2024, June 30, 2024 and September 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is currently not in a position to provide a reasonable estimate of the anticipated changes in its results of operations for the quarter ended September 30, 2024, compared to its results of operations for the quarter ended September 30, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other securities law. Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “could,” “may,” “intend,” “remain,” “regain,” “maintain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “seek,” “continue,” “goal,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements with respect to: the expected restatement of financial statements, the time and effort required to complete the Company’s financial statements, expectations with respect to filings with the SEC and the timing and content thereof, expectations with respect to the Company's stock exchange listing and matters related thereto, including the Nasdaq delisting process and the continued listing of the Company's common stock on the OTC Expert Market, the Company’s internal control over financial reporting and disclosure controls and procedures and related remediation, and the Company’s expectations regarding its financial results. All of such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Such risks and uncertainties include, but are not limited to: the completion of the review and preparation of the Company’s financial information and internal control over financial reporting and disclosure controls and procedures and the timing thereof; the discovery of additional information; further delays in the Company’s financial reporting, including as a result of unanticipated factors; the Company’s ability to obtain resolution with respect to the events of default under its Third Amended and Restated Credit Agreement, as amended; the Company's ability to obtain financing and the timing and potential terms thereof; whether the objectives of the Company’s review of potential financing and other alternatives will be achieved, the terms, structure, benefits and costs of any arrangement or transaction resulting therefrom, and whether any transaction will be consummated at all; the extent to which the rights under the Company’s stockholder rights agreement become exercisable, if at all; the risk that the Company’s review of potential financing and other alternatives and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders and other relationships and on its operating results and business generally; the risk that the review of potential financing and other alternatives could divert the attention and time of the Company’s management; the costs resulting from the review of potential financing and other alternatives; the risk of the Company potentially seeking protection under bankruptcy laws; the possibility that the Company will be unable to re-list its common stock on the Nasdaq or another exchange and, if re-listed, the possibility that the Company thereafter will be unable to comply with the listing rules of such exchange; the limitations on trading of the Company’s common stock related to the Company’s trading on the OTC Expert Market; the impact on the price of the Company’s common stock and the Company’s reputation; the Company’s ability to remediate material weaknesses in its internal control over financial reporting; the Company’s ability to recruit and hire a new Chief Executive Officer and retain key personnel; the ability of the Company to realize the anticipated benefits of its plan designed to improve operational efficiencies and realign its sales and marketing expenditures and the impacts thereof; the Company’s reliance on third parties to manufacture commercial supplies of its products and clinical supplies of its product candidates; the impacts of geopolitical factors such as the conflicts between Russia and Ukraine and Hamas, Iran and Israel; delay in or failure to obtain regulatory approval of the Company’s or its partners’ product candidates and successful compliance with Federal Drug Administration, European Medicines Agency and other governmental regulations applicable to product approvals; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; whether the Company can successfully market and commercialize its products; the success of the Company's relationships with its partners; the outcome of litigation and other legal proceedings and the risk of additional litigation and legal proceedings, including with respect to the matters referenced herein; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; competition from other pharmaceutical and biotechnology companies and competition from generic entrants into the market; unexpected safety or efficacy data observed during clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the risks inherent in drug development and in conducting clinical trials; risks inherent in estimates or judgments relating to the Company’s critical accounting policies, or any of the Company’s estimates or projections, which may prove to be inaccurate; unanticipated factors in addition to the foregoing that may impact the Company’s financial and business projections and may cause the Company’s actual results and outcomes to materially differ from its estimates and projections; and those risks and uncertainties identified in the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023, the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023, and for the quarter ended June 30, 2023, filed with the SEC on August 8, 2023, and its subsequent filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements contained in this Form 12b-25 speak only as of the date on which they were made. Except to the extent required by law, the Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Eagle Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2024	By:	/s/ Michael Graves
	Name:	Michael Graves
	Title:	Interim Principal Executive Officer and Interim Executive Chairman of the Board

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).